Exhibit 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Paramount Energy Trust (the “Trust”) on Form 40-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Susan L. Riddell Rose, President and Chief Executive Officer of Paramount Energy Operating Corp., who performs the same function for the Trust, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Susan L. Riddell Rose

Susan L. Riddell Rose
President and Chief Executive Officer

of Paramount Energy Operating Corp.

March 10, 2009